[Stewart & Stevenson LLC Letterhead]

May 2, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549-0404

Re:	Stewart & Stevenson LLC
Request for Withdrawal of Amendment No. 6 to Registration Statement on
Form S-1 (File No. 333-138952)

Ladies and Gentlemen:

On March 17, 2011, the Company filed Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (File No. 333-138952), (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of Amendment No. 6 and further requests that Amendment No. 6 be withdrawn as of the date hereof or at the earliest practicable date hereafter.  The Company is requesting such withdrawal because the Registration Statement which Amendment No. 6 was intended to amend was deemed by Commission to be abandoned by the Company pursuant to Rule 479 under the Securities Act.  No securities were sold in connection with the Registration Statement.

If you have any questions regarding this request, please contact the Company’s legal counsel, J. Eric Maki of Jones Day, at (212) 326-3780.

By:	/s/ John B. Simmons
Name:	John B. Simmons
Title:	Chief Financial Officer

Cc:	Jones Day
William F. Henze, Esq.
J. Eric Maki, Esq.